NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange ('NYSE' or the 'Exchange') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of the Common Stock (the 'Common Stock') of Hertz Global Holdings, Inc. (the 'Company') from listing and registration on the Exchange at the opening of business on November 10, 2020, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Exchange reached its initial decision to initiate delisting proceedings pursuant to Section 802.01D of the Listed Company Manual (the 'Manual') based on the Company's May 22, 2020 disclosure that the Company filed voluntary petitions for reorganization under Chapter 11 in the U.S. Bankruptcy Court for the District of Delaware. Section 802.01D of the Manual states that the Exchange would normally give consideration to suspending or removing from the list a security of a company when 'an intent to file under any of the sections of the bankruptcy law has been announced or a filing has been made or liquidation has been authorized and the company is committed to proceed. Pursuant to the above authorization, the Company was notified by letter on May 26, 2020 of the Exchange's intention to initiate delisting proceedings. Further, on May 26, 2020, a press release announcing the initiation of delisting proceedings and the suspension of trading in the Common Stock was issued and posted on the Exchange's website. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange (the 'Committee') the determination to delist the Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company filed such a request within the specified time period on June 12, 2020. On October 15, 2020, an appeal hearing was held and on October 29, 2020, the Committee issued a decision in which it upheld the Exchange's previously announced determination to delist the Company's common stock. Subsequently, the Exchange immediately suspended trading in the Company's Common Stock after market close on October 29, 2020. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.